UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2019
Commission File Number: 001-38204
REEBONZ HOLDING LIMITED (Exact Name of Registrant as Specified in Its Charter)
c/o Reebonz Limited, 5 Tampines North Drive 5 #07-00 Singapore 528548 +65 6499 9469 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Reverse Stock Split

Reebonz Holding Limited (the “Company”) today announced that on March 15, 2019 ("Effective Date"), the Company will effect a one-for-eight reverse stock split (the "Reverse Stock Split") of its ordinary shares. The Company's ordinary shares will open for trading on the NASDAQ Capital Market on March 15, 2019 on a post-split basis.

When the reverse stock split becomes effective, every eight (8) ordinary shares will automatically convert into one (1) ordinary share. Following the Reverse Stock Split, the ordinary shares will have a par value of $0.0008 per share. This will reduce the number of shares outstanding as of March 15, 2019 from approximately 21,493,757 shares to approximately 2,686,720, subject to rounding. Any fractional shares resulting from the Reverse Stock Split will be rounded up to the next whole share. The Company does not expect there to be any impact on the actual trading of the Company’s ordinary shares. They will continue to trade on the NASDAQ Capital Market under the symbol RBZ. The new CUSIP number for the ordinary shares following the Reverse Stock Split will be G7457R122.

Proportional adjustments will be made to the Company’s stock options, warrants and equity-compensation plans. The number of authorized ordinary shares of the Company will likewise be reduced from 200,000,000 ordinary shares to 25,000,000 ordinary shares.

Shareholders holding ordinary shares through a brokerage account or book entry form will have their shares automatically adjusted to reflect the Reverse Stock Split as of the effective date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: March 14, 2019	By:	/s/ Nupur Sadiwala
Nupur Sadiwala Chief Financial Officer

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